Robert Blum Municipals, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended March 31, 2026

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/25___ AND ENDING ___03/31/26___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Robert Blum Municipals, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__376 17th Avenue__
(No. and Street)

San Francisco	CA	94121
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Blum	415-673-2793	rbmuni@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cropper Accountancy Corporation__
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robert Blum Municipals, Inc. _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Robert Blum Municipals, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2026, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Robert Blum Municipals, Inc.'s management. Our responsibility is to express an opinion on Robert Blum Municipals, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Robert Blum Municipals, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Robert Blum Municipals, Inc.'s financial statements. The supplemental information is the responsibility of Robert Blum Municipals, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Robert Blum Municipals, Inc.'s auditor since 2022.
Walnut Creek, California
May 5, 2026

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2026

Assets

Cash	$	26,557
Receivable from clearing broker		541,838
Deposit at clearing broker		31,729
Securities owned, at fair market value		489,035
Deferred tax asset		29,865
Total assets	$	1,119,024

Liabilities

Accounts payable and accrued liabilities	$	4,724
Payable to clearing broker		489,035
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		743,759

Stockholder's Equity

Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		225,265
Total stockholder's equity		375,265
Total liabilities and stockholder's equity	$	1,119,024

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2026

Revenues

Trading revenues	$	268,315
Interest		18,327
Total revenues		286,642

Expenses

Employee compensation and benefits	141,327
Clearing	25,831
Information services	36,138
Occupancy	9,297
Professional fees	34,290
Interest	22,500
Promotional	7,568
Regulatory	5,700
General and administrative	1,230
Total expenses	283,881
Net income (loss) before income tax provision	2,761
Income tax provision/(benefit)	800
Net income (loss)	$ 1,961

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2026

	Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2025	5,000	$ 150,000	$ 223,304	$ 373,304
Net income (loss)		-	1,961	1,961
Balance at March 31, 2026	5,000	$ 150,000	$ 225,265	$ 375,265

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2026

	Total
Balance at March 31, 2025	$ 250,000
Increase: Accrual of interest	22,500
Decrease: Payment of interest	(22,500)
Balance at March 31, 2026	$ 250,000

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2026

Cash flow from operating activities:

Net Income (loss)		$ 1,961
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in		
Receivable from clearing broker	$ 10,329	
Securities owned, at fair market value	1,400	
Prepaids and deposits	(140)	
Deferred tax asset	0	
(Decrease) Increase in:		
Accounts payable and accrued liabilities	51	
Payable to clearing broker	(1,400)	
Total adjustments:		10,240
Net cash provided by (used in) operating activities		12,201
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		12,201
Cash at March 31, 2025		14,356
Cash at March 31, 2026		$ 26,557

Supplemental disclosure of cash information:

Cash paid during the year for:

Interest	$	22,500
Income taxes	$	964

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2026

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company relies upon Footnote 74 of the SEC Release No. 34-70073 for its proprietary trades.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned, at fair market value are municipal securities, which are classified as trading securities. They are stated at fair market value according to the established fair value hierarchy, as further disclosed in Note 6. Trading revenue consists of both realized gains or losses from the purchase and sale of municipal securities and unrealized gains or losses on municipal securities.

The Company earns revenue from the mark-up of the buy and sale of municipal securities to its institutional clients and sophisticated market professionals. Securities transactions and expenses are recorded on a trade date basis. Securities transactions are delivered/received upon payment; and settled on a fully disclosed basis through the clearing broker.

The Company earns interest on its municipal bond inventory held for trading. This income is recognized as earned on the contractual coupon rates of the underlying securities.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards.

Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. There is no additional reserve made against the deferred tax assets as of March 31, 2026.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2026

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has no lease arrangements subject to ASC 842 for the year ended March 31, 2026.

NOTE 2: BALANCES AT CLEARING BROKER

Pursuant to the clearing agreement with Hilltop Securities Inc. ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $ 31,729 as of March 31, 2026, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company's receivable from the Clearing Broker includes a non interest-earning cash balance of $ 520,448 and a trading revenue receivable balance of $ 21,390 for a total of $ 541,838 at March 31, 2026.

NOTE 3: PAYABLE TO CLEARING BROKER

As discussed in Note 2, the Company acquired its municipal bond positions using credit extended from the Clearing Broker. At March 31, 2026, the credit balance payable to the Clearing Broker was $ 489,035. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the Clearing Broker, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

NOTE 4: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2026, unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of $ 29,865. The net operating loss relating to 2018 tax year will expire in 2038 while the remaining balance shall be carried forward indefinitely.

The Company is required to file income tax returns in both Federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2026, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 5: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $ 22,500 for the year ended March 31,2026, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $ 1,912 for the year ended March 31, 2026.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Robert Blum Municipals, Inc.
Notes to Financial Statement
March 31, 2026

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers in or out of Level 3 during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2026:

Assets and Liabilities	Level 1	Level 2	Level 3	Total
Municipal bonds owned, at fair market value	$ -	$ 489,035	$ -	$ 489,035
TOTALS	$ -	$ 489,035	$ -	$ 489,035

Municipal Bonds are valued at quoted market price provided by the Company's clearing firm.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2026

NOTE 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2026, are as follows:

Subordinated note, 9% due August 31, 2027	$ 100,000
Subordinated note, 9%, due June 30, 2028	$ 150,000
	$ 250,000

The equity subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount of $ 22,500 was paid in interest for the year ended March 31, 2026.

NOTE 8: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company made no contribution to the Plan for the year ended March 31, 2026.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2026, the Company had net capital of $ 578,488 which was $ 478,488 in excess of its required net capital of $ 100,000; the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 11: GUARANTIES, COMMITMENTS AND CONTINGENCIES

Guarantees

There are no guarantees issued by the Company as of March 31, 2026.

Commitments and Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2026 or during the year then ended.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. The Company's cash balance at the Bank of $ 26,557 was under the $ 250,00 FDIC limit. The Cash held at the Clearing Broker exceeded insured limits by $ 302,176 at March 31, 2026.

NOTE 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

For the year ending March 31, 2026, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

NOTE 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services limited to proprietary trading of Municipal Bonds. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Robert Blum Municipals, Inc.

Schedule I - Computation of Net Capital Requirements
Under Rule 15c3-1 of the Securities Exchange Act of 1934

March 31, 2026

Computation of Net Capital

Total Stockholder's equity			$ 375,265
Add:			
Subordinated liabilities allowable for net capital computation			250,000
Less: Non-allowable assets			
Prepaids and deposits	$ 0		
Deferred tax asset	(29,865)		
Total non-allowable assets			(29,865)
Net capital before haircuts			595,400
Undue Concentration	(2,258)		
Haircut on marketable securities	(14,654)		
Total haircuts and undue concentration			(16,912)
Net Capital:			$ 578,488

Computation of Net Capital Requirement

Minimum capital required (6-2/3% of aggregated indebtedness)	$ 315	
Minimum dollar net capital requirement for broker-dealer	$ 100,000	
Net capital requirement (greater of above)		$ (100,000)
Excess net capital		$ 478,488
Aggregate indebtedness		$ 4,724
Ratio of aggregated indebtedness to net capital		0.01 : 1

Reconciliation of computation of Net Capital Under Rule 15c3-1

There are no material differences between the net capital computation shown above and the Company's most recently filed unaudited Part II of Form X-17a-5 as of March 31, 2026.

Robert Blum Municipals, Inc.

Schedule II — Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 As of March 31, 2026

Not applicable — See Assertions Regarding Exemption Reports.

Robert Bum Municipals, Inc.
Report on Exemption Provisions
Pursuant to SEC Rule 15c3-3(k)
For the Year Ended March 31, 2026



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Robert Blum Municipals, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. (the "Company") claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provision and provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
May 5, 2026

Robert Blum Municipals, Inc.

376 17th Avenue
San Francisco, CA 94121
415.673.2793

Assertions Regarding Exemption Provisions

Robert Blum Municipals, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Robert Blum Municipals, Inc.

I, Robert Blum, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Robert Blum
President
April 20, 2026